

Mailstop 3628

December 2, 2019

Walter Evans
Manager, Vice President, General Counsel and Secretary
EFCAR, LLC
2101 W. John Carpenter Freeway
Irving, Texas 75063

      Re: EFCAR, LLC
             Registration Statement on Form SF-3/A
             Filed November 15, 2019
             File No. 333-233850

Dear Mr. Evans:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 16, 2019 letter.

Form of Prospectus

Exeter's Automobile Financing Program

Credit Underwriting, page 65

1. We note the revised disclosure you provided in response to prior comment 2 – in particular, you state that the "proprietary scoring model was developed internally based on a pooled sample of recently originated auto loans obtained from the credit bureaus." We also note that you have indicated that the model is based on "key factors that predict an applicant's probability of paying the amount due under the contract," but no explanation of those factors has been provided. We do not believe this adequately describes the credit scoring model, which, as we previously noted, you are using to

provide investors with quantitative tabular information. The disclosure about the model should enable investors to assess the tabular information you have provided about the credit quality for the contracts in the pool. Please revise. Please also see the correspondence you filed on December 2, 2016 for file number 333-213381 in response to a comment issued by staff on November 16, 2016.

Please contact Michelle Stasny at 202-551-3674 or me at 202-551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief